Exhibit 107

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate offering price of the related offerings is $8,000,000,000 (comprised of $1,000,000,000 of the Floating Rate Senior Notes Due 2028, $1,500,000,000 of the Fixed/Floating Rate Senior Notes Due 2028, $2,500,000,000 of the Fixed/Floating Rate Senior Notes Due 2030 and $3,000,000,000 of the Fixed/Floating Rate Senior Notes Due 2035).